FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 3, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

3 November 2009

RBS AGREES KEY TERMS OF ASSET PROTECTION SCHEME ("APS")

  Key APS terms agreed putting in place last remaining building block from RBS's Strategic Plan.
  Proposed terms of APS will provide RBS with appropriate protection in extreme stress scenarios and a robust starting capital position. However, the revised APS now agreed reflects progress at RBS since February and improvements in markets.
  Opening size of asset pool as at 31 December 2008 has been reduced from £325bn as reported on 26 February 2009 to £282bn on a like for like basis.
  First loss on pool, including provisions as at 31 December 2008, increased to £60bn from previously announced £42.2bn and includes historic impairments as at 31 December 2008 of £21.3bn. HM Treasury is responsible for 90% of losses net of recoveries thereafter. First loss not expected to be exceeded other than in stress scenarios.
  RBS internal loss projections have not materially changed on 'base case' impairments since the half year results although RBS perceives the risk of a further stressed scenario as currently receding and credit impairments may now be plateauing.
  The cost of APS cover will be paid for with an annual fee of £700m in 2009-2011 dropping to £500m thereafter, payable in cash or, subject to HM Treasury consent, either in tax losses treated as Deferred Tax Assets or B Shares. The previously announced initial fee of £6.5bn no longer applies. RBS will also retain the benefit of current and future tax loss carry forwards.
  Initial capital injection front-loaded so that HM Treasury will subscribe for the full £25.5bn announced in February in the form of B Shares, providing significant strengthening of the RBS capital position and reflecting reduced capital relief from the restructured APS.
  RBS has received a commitment from HM Treasury to subscribe for up to an additional £8bn of B shares at £0.50 per share in the event that RBS Core Tier 1 Ratio falls below 5% ("Contingent Capital"). This provides additional stressed case cover replacing part of that given up as a result of the higher first loss on the APS pool. The Contingent Capital is not expected to be required in the RBS base case.
  New terms give greater flexibility as RBS is able to exit APS (subject to FSA approval) at any time if first loss not exceeded with minimum aggregate fees paid being the higher of £2.5bn or 10% of the actual capital relief provided, netting off annual fees accumulated to the date of exit.
  HM Treasury ordinary shareholding remains at 70.3% while the economic interest rises to 84.4% as previously set out in the February announcement.
  Restructuring Plan also now agreed in principle with the European Commission, subject to approval by the EU College of Commissioners (the "College").
  Inter alia
  , this includes divestment by RBS within the next 4 years of parts of its UK branch and corporate business, RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities.

ASSET PROTECTION SCHEME
The Royal Bank of Scotland Group plc ("RBS") has reached agreement with the UK Government on key terms of its participation in the Asset Protection Scheme ("APS") on revised terms to those announced in February. The broad principles of the announcement made on 26 February 2009 remain applicable. However, the key commercial terms which have now been agreed better reflect the current needs of RBS.  They combine a reduction in the overall asset pool, a higher first loss piece, and an annual fee as opposed to an upfront lump sum. The re-priced scheme is designed such that RBS absorbs all of the expected losses in a base case economic scenario and only calls upon the second loss HMT cover in the event of a substantial further deepening of the recession.  Offsetting this is a higher upfront initial B Share issuance plus a Contingent Capital facility.  The APS remains subject to finalisation of documentation, execution of (and conditions set out in) the terms of accession and the B Share acquisition agreement, shareholder approval and final European Commission ("EC") and other regulatory approvals.

RESTRUCTURING PLAN AGREED IN PRINCIPLE WITH EUROPEAN COMMISSION

To comply with EC State Aid requirements RBS has agreed, in principle and subject to approval by the College, a series of restructuring measures to be implemented over a four year period. These will supplement the measures in the Strategic Plan already announced by RBS.

  RBS to divest the RBS branch network in England and Wales and the NatWest branches in Scotland and Direct SME customers across the UK.
  RBS to divest RBS Insurance, Global Merchant Services and RBS's interest in RBS Sempra Commodities, all of which occupy leading positions in their markets.
  Divestments will be timed to maximise value and may be effected through initial public offerings, agreed sales or a combination of these. In particular, RBS Insurance is seen as a potential IPO in the later years of RBS's Strategic Plan
  .
  Should the RBS Core Tier 1 Capital ratio decline to below 5% at any time before 30 November 2014 and the Contingent Capital of up to £8bn is triggered, or should RBS fall short of its existing funded balance sheet reduction targets for 31 December 2013 by 10% or more, HM Treasury has agreed in principle with the EC that RBS will reduce risk-weighted assets ("RWAs") by a further £60bn in excess of plan through further disposals of assets or businesses.
  Behavioural commitments include that RBS will rank no higher than number 5 in the combined all debt league tables globally for 3 years.
  Requirement that RBS shall not pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares and B Shares) or exercise any call rights in respect of such existing securities for a two year period unless there is a legal obligation to do so. The extent and timing of this obligation and the securities which it will impact is subject to further discussion between RBS, HM Treasury and the EC.
  Agreement reached in principle subject to final EC approval by the College.
Stephen Hester, RBS Group CEO, said:
"Today marks another significant step forward for RBS, removing the two key remaining uncertainties for our Group with agreement on our entry to the APS and in principle agreement on the State Aid measures with the EC.

"I am pleased that we have now agreed principal terms for entry to the APS and with this a major re-organisation of the scheme itself. We are now more confident that we will be able to navigate the years ahead without recourse to claims under APS but the decision to participate is necessary to meet the FSA framework and will give us the stability we need to deliver our strategic plan.  APS and the associated recapitalisation from HM Treasury will bring a significant strengthening of our current capital position, greater flexibility than initially envisaged, and provide the resilience we need while the economic outlook remains fragile.

"The agreement in principle reached with the EC is clearly more material for the structure of our Group than we had hoped, increasing risk to both execution of the Plan and earnings dilution. But this is still an acceptable result for RBS.  Whilst the required divestitures include businesses which were part of our plans going forward,   the Group's essential strengths remain intact and the divestiture proceeds will help our future capital position, bringing forward the prospect of exit from APS altogether.

"That said, we will approach the divestments in a disciplined and thoughtful way over the next four years and continue to exercise strong and responsible stewardship of each of these businesses. As and when they move to new ownership, we will do this in a way that minimises disruption for our customers and staff and costs for our shareholders.

"I believe today marks a key milestone in the radical restructuring we are undertaking to bring RBS back to standalone strength. While we have a great deal to do to deliver on our strategic plan, I believe that we now have the clarity that will allow us to move forward and we will do that with both strong resolve and confidence."

Capital Strengthening
We have already made it clear that we expect our results in 2010 and 2011 to continue to be significantly impacted by high impairment levels and rising RWAs from the impact of pro-cyclicality as the effects of the severe downturn experienced during 2008 and 2009 work through the world economy.  Our internal projections have not materially changed on this since our half year results although we perceive the risk of a further stressed scenario as currently receding.

We have accordingly agreed to issue £25.5bn of new capital to HM Treasury in the form of B Shares which are convertible, on satisfaction of conditions, into ordinary shares. Subject to obtaining requisite approvals, this capital will be issued in full prior to 31 December 2009.  As indicated on 21 September 2009, the Group will continue to consider partial alternatives to this issuance of B Shares to HM Treasury, including potentially the issuance of additional equity to new and existing shareholders.  A further update will be provided when appropriate.

The B Shares qualify as Core Tier 1 Capital, reflecting our belief that we need to strengthen our capital base materially. In our base case scenario, this additional capital should enable us to manage the Group's Core Tier 1 ratio at appropriate levels through the anticipated economic cycle, taking account of the diminished capital relief provided by the restructured APS.

The combination of the B Share issuance, Contingent Capital and the revised APS is sized to enable RBS to meet the requirements of the FSA for banks to hold enough capital to maintain a minimum Core Tier 1 capital ratio in excess of 4% even in stressed scenarios in which economic conditions deteriorate well beyond current consensus forecasts.  As part of this protection, RBS has received a commitment from HM Treasury to subscribe for up to an additional £8bn of capital in the form of B Shares, exercisable at any time in the next 5 years if its Core Tier 1 ratio falls to 5% or less.  We do not presently expect to draw down this facility in our base case scenario.  This Contingent Capital complements the protection which RBS receives on the specific APS pool and substitutes for part of the reduction in that cover from the restructured APS.

Key Changes to the Asset Protection Scheme
As originally structured, the APS offered strong but costly cover against losses including those within our base case forecasts. We have now agreed with HM Treasury that the APS should be restructured to provide cover against stressed case losses only.

The new Scheme has been reduced from the £325bn as at 31 December 2008, as announced in February 2009, to £282bn on a like for like basis, while the First Loss to be absorbed by RBS will be much higher at £60bn, including £21.3bn of historic losses, compared to £42.2bn, including £22.7bn of historic losses. The reduction in pool size relates
, inter alia
, to the removal of certain derivative exposures and buffers, together with ordinary course amortisations, maturities and exchange rate movements.  Monoline exposures continue to be covered.

There will now no longer be a mandatory conversion right associated with the B Shares and HM Treasury has maintained its agreement not to convert its B Shares into ordinary shares to the extent its holding of ordinary shares would represent 75% or more of RBS's issued ordinary share capital. The B Shares will rank pari passu
 with the ordinary shares on a winding up or liquidation. Through a dividend access share, the B Shares will carry the right to enhanced dividends calculated, broadly, as the greater of 7% of the B Share nominal amount or 250% of dividends paid on the ordinary shares.  These enhanced dividend rights fall away when the RBS share price equals or exceeds 65p per share over a certain period.

There is an annual fee for the Contingent Capital option of 4% of the uncalled option amount payable in cash, or, subject to the consent of HM Treasury, either by way of the waiver of tax losses at a minimum surcharge of 20% which are treated as Deferred Tax Assets ("DTA") or through the issuance of additional B Shares to HM Treasury.

RBS will now retain the benefit of current and future tax losses or, subject to the consent of HM Treasury, may use the tax losses at a minimum surcharge of 20% which are treated as DTA for payment of the annual fees.  In the event that the first loss is not exceeded RBS will also have the option to exit the APS (subject to FSA approval) and at a cost of the higher of £2.5bn or

10% of the amount (if any) by which the regulatory capital resource requirements in respect of the pool of assets in the APS is less than those requirements would have been if RBS had not entered into the APS.

As a result of the revised terms the HM Treasury ordinary shareholding in RBS remains at 70.3% while the economic interest rises to 84.4%.

Fees Associated with the APS
The annual APS fee is now payable at a rate of £700m per annum for three years (2009-2011) and £500m thereafter.  The fee is payable in cash or, subject to HM Treasury consent, either in tax losses at a minimum surcharge of 20% which are treated as DTA or through the issuance of additional B Shares to HM Treasury.

In the event that the first loss is not exceeded RBS will also have the option to exit APS (subject to FSA approval) and, subject to payment of aggregate annual fees equal to the higher of £2.5bn or

10% of the amount (if any) by which the regulatory capital resource requirements in respect of the pool of assets in the APS is less than those requirements would have been if RBS had not entered into the APS.

Financial Impact of the Scheme and B Share Issuance
Together, the APS and related £25.5bn capital injection will materially strengthen RBS's capital position and will enable RBS to meet the FSA framework at the end of this year and should allow the Group to manage its Core Tier 1 Capital position at appropriate levels through the anticipated economic cycle.

Operation of APS - Additional Key Terms
Under the APS, RBS which may then enter into such arrangements as may be required to pass the benefits of the APS to other legal entities within the Group who hold assets covered by the APS.

The cover provided by APS of the underlying asset may be triggered by failure to pay, bankruptcy, enforcement of security or restructuring.

Covered assets will continue to be managed and administered by RBS, subject to extensive reporting, information and governance processes and subject, in certain defined circumstances, to HM Treasury's right to require the appointment of a manager to intervene.  These powers to intervene in the rights of assets and their disposal may, in certain circumstances, inhibit actions RBS might otherwise seek to take on behalf of shareholders.

In order to terminate RBS's participation in the APS without additional negotiation, in the event that RBS exceeds the first loss amount, any cover provided under the APS will require to be repaid to HM Treasury in whole or in part (in absence of agreement to the contrary).

Outstanding Approvals on APS
The APS remains subject to finalisation of documentation, execution of (and conditions set out in) the terms of accession and the B Share acquisition agreement, shareholder approval and final EC and other regulatory approvals.

Further details on the APS, including pro forma capital ratios, are shown in Appendix 1 to this announcement.

State Aid
To meet the EC State Aid requirements, HM Treasury has had detailed negotiations with the EC to establish the terms of this announcement. The ultimate decision rests with the College. RBS is confident that the terms are consistent with State Aid guidelines and will meet with State Aid approval. This includes the recapitalisation of RBS announced in October 2008 and RBS's planned accession to the APS, together with the B Share capital injection.

Discussions with the EC indicate that, on the basis of the restructuring plans submitted, it is content that today's announcement demonstrates a viable plan for long-term standalone strength without the support of the UK Government. The approval will be subject to RBS taking a number of measures in the shape of business divestments in accordance with the State Aid process.

The EC and HM Treasury have agreed in principle that RBS will reduce its presence in the UK banking sector. The divestment associated with this will encompass the disposal of the RBS branch-based business in England and Wales, the NatWest branches in Scotland, along with Direct SME customers across the UK. This will result in the disposal of 318 branches UK-wide (14% of the Group's UK retail network) and the appropriate infrastructure to support this business.

This will reduce RBS's UK market share by 2 percentage points in Retail banking, 5 percentage points in SME banking and 5 percentage points in the mid-corporate market.

This network, combining RBS England and Wales (originally Williams & Glyn's) branches and NatWest in Scotland, constitutes a viable, standalone, nationwide business.

In addition, between now and the end of 2013 RBS will divest RBS Insurance, which has a market-leading position in the UK, and Global Merchant Services, our card payment acquiring business which has a top 5 global market share. RBS's interest in RBS Sempra Commodities, a leading global commodities trader, will also be divested.

Further financial details on the businesses to be divested are shown in Appendix 2 to this announcement.

These disposals will be timed to maximise value and may be effected through an initial public offering, agreed sales or a combination of these.  RBS will now develop a process and timetable to be agreed with the EC for carrying out these disposals by the end of 2013. One of our principal areas of focus as part of this process will be to minimise disruption and uncertainty for our customers and staff.

In the event that the RBS Core Tier 1 ratio declines to below 5% at any time before 30 November 2014 and the Contingent Capital of up to £8bn is triggered or should RBS fall short of its existing funded balance sheet reduction targets for 31 December 2013 by 10% or more,

 RBS has further agreed with the EC in principle that it will reduce RWAs by £60bn through further disposals of assets or businesses.

Behavioural Measures
Behavioural commitments include the requirement for GBM's ranking to be no higher than number 5 in the combined global all debt league tables for 3 years.
This includes all debt, debt capital market products and loans measured by volume in US dollars but excludes self-led, money markets and short term business.  RBS is currently ranked number 6 globally for all debt and at the same time last year held the number 5 ranking.

In addition,
RBS shall not pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares and B Shares) or exercise any call rights in respect of such existing securities for a two year period unless there is a legal obligation to do so. The extent and timing of this obligation and the securities which it will impact is subject to further discussion between RBS, HM Treasury and the EC.

RBS will enter into a
commitment to comply with G20 and FSA bonus restrictions for a two year period.

RBS has also agreed with HM Treasury that it will continue to work towards meeting its lending commitments for this year of £25bn of new lending. A similar lending commitment will be agreed for next year, which will reflect the economic circumstances at the time.

Businesses Impacted by State Aid Measures
UK Divestment
. This includes a combination of a branch network, customers, staff and supporting infrastructure. It consists of the Royal Bank of Scotland branch-based business in England and Wales, the NatWest branches in Scotland and the direct SME customer base. The Williams & Glyn's brand name will also be available to an acquirer. The business includes 318 branches, 1.7 million retail customers, 230,000 SME customers, c.6,000 staff and £20bn of assets. It represents 2 percentage points share of the UK Retail Market, 5 percentage points of the SME market, and 5 percentage points of the mid-corporate market.

RBS Insurance
 underwrites and sells retail and SME insurance over the telephone and the Internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG.  Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.
Global Merchant Services
 enables clients to accept card payments either at Point of Sale or over the Internet. It is the fourth largest provider of global card payment services, enabling over 5 billion card transactions to be made each year. It meets the rapidly changing and increasingly sophisticated needs of clients to accept card payments on a global, efficient and secure basis.

RBS Sempra Commodities
 is a leading global commodities trader. It provides liquidity and is a partner for several of the world's largest producers and consumers of energy, metals and other commodities. RBS Sempra Commodities offers trading, market making and risk management solutions to its extensive customer network. It is the fifth largest energy trading company in North America.

Final EC Decision
Whilst the State Aid proposals set out above follow substantial discussions with the EC and HMT, RBS notes that the Restructuring Plan is subject to a decision by the College on the compatibility of the overall RBS aid package with the State Aid rules and, therefore, at this stage there can be no certainty as to the outcome of the State Aid proceedings and the content of the final Restructuring Plan.

Timetable
A shareholder circular will be issued to seek approval from shareholders for RBS's entry into the APS and provide further detail on the terms of the Scheme as well as the agreement reached in principle on State Aid. It is anticipated that this will be circulated by the end of November and a General Meeting will take place during December.
The following calls will be held today:

All times are GMT:

0745	Wires Call - details to be communicated separately

0830	Analysts Call
Dial in details:
International: +44 (0) 1452 568 172
UK Toll Free: 0800 694 8082
Please quote the conference ID: 39044243

1000	Press Call - details to be communicated separately

For further information please contact:

Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Andrew Wilson
Head of Group Corporate Affairs
+44 (0) 131 626 3864
+44 (0) 7810 636995

Important Information
:
This announcement is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities in RBS. Furthermore, this announcement does not constitute a recommendation to approve or disapprove any shareholder resolutions. A shareholder should read the applicable prospectus or circular, if available, before voting on any shareholder resolutions.
The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act or in a transaction that is registered in accordance with such Act. There will be no public offer of securities in the United States.
This document contains or incorporates by reference "forward looking statements", within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, regarding the belief or current expectations of RBS, RBS's Directors and other members of its senior management about RBS's businesses and the transactions described in this announcement, including statements relating to any future write downs or impairments. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward looking statements.
Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: RBS obtaining the requisite approvals and agreeing the requisite documents to finalise its accession into the APS; the effect of the APS and State Aid related remedies on RBS's financial and capital position; the ability of RBS to access sufficient funding to meets its liquidity needs; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and RBS in particular; the effect on RBS's capital of write downs in respect of credit market exposures and impairments; the monetary and interest rate policies of central banks, in particular the Bank of England, the European Central Bank, the Dutch Central Bank, the Board of Governors of the US Federal Reserve System and other G-7 central banks; the value and effectiveness of any credit protection purchased by RBS; and the success of RBS in managing the risks involved in the foregoing. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Appendix 1: Asset Protection Scheme Details

1. Summary of APS revisions

	Original APS	Revised APS

Capital injection	£19.5 billion	£25.5 billion
Contingent capital reserve	£6.0 billion	£8.0 billion, (fee of 4% p.a.)
Details on Insurance cover:
Covered assets at 31 December 2008	£325 billion	£282 billion
RWA relief at 30 June 2009	£149.6 billion	£140.7 billion

First loss	£42.2 billion	£60.0 billion
- provisions recorded at 31 December 2008	£22.7 billion	£21.3 billion
- remaining	£19.5 billion	£38.7 billion

Fees:
- base	£6.5 billion	£700 million p.a. (2009 to 2011), £500 million thereafter

- in DTA give up	£5.2 billion historical plus DTA on future tax losses	Nil

Termination rights	Limited	At any time provided FSA framework is met

Exit fees	Negotiable	£2.5 billon less cumulative fees paid

FSA framework	Meets FSA framework	Meets FSA framework

Key messages:

•

RBS continues to meet the FSA framework
•

RBS is exposed to higher credit losses and less capital relief under revised APS
•

However, RBS will have more capital to serve as offsets through:
o

lower fees and retention of deferred tax assets
o

issuance of additional B shares
o

access to contingent capital
•

Original APS structure provided higher equivalent capital benefits relative to 8% CT1 target than revised APS because of the way the securitisation formula works. Lower deductible policy resulted in lower capital charges through the period as the first loss is fully utilised.

Appendix 1: Asset Protection Scheme Details (cont'd)

2. Pro forma capital ratios

Pro forma capital ratios at 30 June 2009:

	RWAs	Core tier 1 capital	Core tier 1 capital ratio	Tier 1 capital	Tier 1 capital ratio	Total capital	Total capital ratio
	£bn	£bn	%	£bn	%	£bn	%

As reported	547.3	35.2	6.4%	49.4	9.0%	64.0	11.7%

Pro forma effects:
B share issuance		25.5		25.5		25.5

Less
CDS Value		(2.5)		(2.5)		(2.5)
Contingent Capital fee deducted upfront		(1.6)		(1.6)		(1.6)

Capital requirements at 8%		(11.2)
APS coverage benefit at 4%		5.6
Net (BiPru 9) deduction		(5.6)		(5.6)		(5.6)

Tier 2 deduction						(5.6)
RWA relief	(140.7)
	406.6	51.0	12.5%	65.2	16.0%	74.2	18.2%

Key messages:

•

CT1, Tier 1 and Total Capital ratios are significantly improved on a pro forma basis
•

Legacy credit losses will be absorbed through higher capital base
•

APS coverage provides capital equivalent benefit versus the RBS Group targeted 8% CT1 ratio of £5.6 billion which, net of the valuation of the CDS (minimum fee), is £3.1 billion.
•

Contingent capital fee for 5 year option deducted upfront

  Appendix 2: Businesses Outlined for Disposal

1. Businesses Outlined for Disposal
To comply with EC State Aid requirements RBS has agreed a series of restructuring measures to be implemented over a four year period. This will supplement the measures in the Strategic Plan already announced by RBS. This comprises divesting fully RBS Insurance, Global Merchant Services and RBS Sempra Commodities. Further the Group is to divest the RBS branch based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK. This will reduce RBS market share by 2% in the UK retail market, 5% in the SME market and 5% in the mid-corporate market.

1.1 Income Statement Dimensions
The table below shows the estimated associated Total Income and Operating Profit of the businesses currently identified for disposal.

	Total Income		Operating Profit Before Impairments		Operating Profit
	6 months ended 30 June 2009	12 months ended 31 December 2008	6 months ended 30 June 2009	12 months ended 31 December 2008	6 months ended 30 June 2009	12 months ended 31 December 2008

Businesses outlined for disposal (£'m)
RBS Insurance (1)	2,165	4,430	223	626	217	584
Global Merchant Services (2)	264	552	121	286	121	276
RBS Sempra Commodities (3)	454	765	62	212	62	209
Total	2,883	5,747	406	1,124	400	1,069

1.2 Balance Sheet Dimensions
The table below shows the estimated associated Risk Weighted Assets, Total Assets and Estimated Capital of the businesses currently identified for disposal.

	RWAs		Total Assets		Estimated Capital
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008

Businesses outlined for disposal (£'bn)
RBS Insurance (1) (4)	n/m	n/m	11.5	10.8	4.2	3.8
Global Merchant Services	1.5	1.5	0.6	0.8
RBS Sempra Commodities	10.2	10.7	14.7	17.8
Total	11.7	12.2	26.8	29.4

The table below shows estimated forecast Risk Weighted Assets, Total Assets, Loans and Deposits as at 31 December 2009 in respect of the UK Retail Markets and UK Corporate businesses identified for reduction.

	RWAs	Total Assets	Loans	Deposits
	31 December 2009	31 December 2009	31 December 2009	31 December 2009

UK Retail Markets and UK Corporate Businesses outlined for reduction (£'bn) (2)	18.0	20.0	20.0	19.0

Notes:
1.

As reported in the Interim Results for the half year ended 30 June 2009 and excluding non-core business.
2.

The figures are estimates.
3.

Sempra Commodities was acquired in April 2008 and the 2008 income statement data are from the date of acquisition. The figures shown are net of the minority interest attributable to Sempra for the six months ended 30
  June 2009 and the twelve months ended 31 December 2008.  The operating profit before minority interest of the business was £206m and £373m respectively for the periods shown.
4.

Estimated Capital includes approximately £1.0bn of goodwill.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat